Exhibit 99.1

Cellectis Appoints Stefan Scherer M.D., Ph.D., as Senior Vice President Clinical Development and Deputy Chief Medical Officer

NEW YORK--(BUSINESS WIRE)--August 2, 2018--Regulatory News:

Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Euronext Growth: ALCLS - Nasdaq: CLLS), a clinical-stage biopharmaceutical company focused on developing immunotherapies based on gene-edited allogeneic CAR T-cells (UCART), announced today the appointment of Dr. Stefan Scherer, M.D., Ph.D., to the role of Senior Vice President Clinical Development and Deputy Chief Medical Officer. Dr. Scherer joins Cellectis from Novartis Pharmaceuticals Corporation, where he was the Head of Early Development, Strategy and Innovation for U.S. Oncology. Dr. Scherer is based in New York and will report to Prof. Stéphane Depil, M.D., Ph.D., Executive Vice President Research & Development and Chief Medical Officer.

“Stefan’s deep medical expertise, strong track record of alliance- and relationship-building and previous C-level experience, all position him to make an immediate impact on the development and long-term strategic planning for Cellectis’ innovative product portfolio,” said Dr. André Choulika, Cellectis Chief Executive Officer. “As we continue to evolve our efforts to accelerate the access to patients of our off-the-shelf, gene-edited CAR T-cell product candidates, Stefan will be a key driver in the advancement of our product pipeline and programs overall.”

Dr. Scherer is a board-certified physician, bringing more than two decades of medical and scientific research and business experience from his time at various pharma and biotech companies to Cellectis. In his prior role as Head of Early Development, Strategy and Innovation for U.S. Oncology at Novartis, Stefan was responsible for the strategic direction and management of the Company’s immuno-oncology and targeted therapy portfolios. In addition, Stefan built a comprehensive clinical research alliance network and developed an immuno-oncology translational research team to harness scientific discovery for targeted patient outcomes.

Before Novartis, he served as Chief Medical Officer at Biocartis SA in Switzerland, where he was responsible for the medical development, marketing strategy and both business and academic partnerships. Prior to Biocartis, Dr. Scherer held key roles at F. Hoffman-La Roche / Genentech over the course of six years, as well as a number of other clinical and research roles of increasing responsibility.

"Given Cellectis’ powerful clinical momentum at this point in time, I am joining the Company at an exciting point in its evolution,” added Dr. Scherer. “I look forward to contributing my experience and expertise to further the development of Cellectis’ innovative CAR T product candidates that address what are truly some of the biggest health challenges of our time. I am also eager to work with my colleagues to advance the full potential of the Company’s unique technology for the benefit of patients and their families globally."

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About Cellectis

Cellectis is a clinical-stage biopharmaceutical company focused on developing a new generation of cancer immunotherapies based on gene-edited T-cells (UCART). By capitalizing on its 18 years of expertise in gene editing – built on its flagship TALEN® technology and pioneering electroporation system PulseAgile – Cellectis uses the power of the immune system to target and eradicate cancer cells.

Using its life-science-focused, pioneering genome engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets.

Cellectis is listed on the Nasdaq (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it. TALEN® is a registered trademark owned by Cellectis.

Disclaimer

This press release contains “forward-looking” statements that are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Further information on the risk factors that may affect company business and financial performance is included in Cellectis’ Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2017 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

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CONTACT:
For further information, please contact:
Media contacts:
Cellectis
Jennifer Moore, 917-580-1088
VP of Communications
media@cellectis.com
or
KCSA Strategic Communications
Caitlin Kasunich, 212-896-1241
ckasunich@kcsa.com
or
IR contact:
Cellectis
Simon Harnest, 646-385-9008
VP of Corporate Strategy and Finance
simon.harnest@cellectis.com

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